MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

March 2, 2020

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the two N-14 filings (the “Proxy Statements/Prospectuses”) for MainStay Funds Trust (the “Registrant”)

(SEC File Nos. 333-235813 and 811-22321); and (SEC File Nos 333-235812and 811-22321)

Dear Mr. Cowan:

This letter responds to comments provided by you electronically on January 24, 2020 with respect to the Proxy Statements/Prospectuses. The Proxy Statements/Prospectuses were filed with the Securities and Exchange Commission on January 6, 2020 and relate to the following proposed mergers: (i) MainStay Cushing Renaissance Advantage Fund with and into MainStay CBRE Global Infrastructure Fund; and (ii) MainStay Cushing Energy Income Fund with and into MainStay CBRE Global Infrastructure Fund. On behalf of the Registrant, your comments and our responses thereto are provided below. A Pre-Effective Amendment #1 to each Proxy Statement/Prospectus (the “Amendments”) was filed with the Securities and Exchange Commission on March 2, 2020.

All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus, except as otherwise defined herein.

Global Comments

Comment 1: In the section entitled “Questions and Answers Relating to the Reorganization” (and anywhere else mentioned), delete the discussion on the potential for better future performance as a benefit of the proposed reorganization. Generally, statements regarding future performance are not allowed. See Rule 156.

Response: We have made the requested edit.

Comment 2: If true, indicate that the expense limitation agreements will expire on February 28, 2022 unless extended. Also state that total operating expenses could increase if these expense limitation agreements are not extended.

Response: We have made the requested edit.

Comment 3: Provide a Yes or No response for the question entitled “Are there differences between the Funds?”

Response: We have made the requested edit.

Comment 4: In the question entitled “Who will bear the expenses of the Reorganization and related costs?”, state what the cost of the portfolio adjustments are anticipated to be on a per share basis and as a percentage of the Acquired Fund’s net assets.

Response: We have made the requested edit.

Comment 5: Provide a Yes or No response for the question entitled “Will the Reorganization create a taxable event?”

Response: We have revised this question and made the requested edit.

Comment 6: In the question entitled “Will the Reorganization create a taxable event?”, include an estimate of the capital gains distributions.

Response: We have revised this answer to indicate that each Fund has unrealized capital losses as of November 30, 2019.

Comment 7: In the introduction section (and elsewhere as applicable) clarify that shareholders of the Acquired Fund will receive shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate net asset value of their shares of the Acquired Fund.

Response: We have made the requested edit.

Comment 8: The incorporated documents must be clearly identified and should include the ‘33 Act file number. (See General Instruction G of Form N-14).

Response: We have revised this section to include the appropriate ’33 Act file numbers.

Comment 9: Update the documents incorporated by reference to include the Annual Report to Shareholders of the Acquired Fund for the fiscal year ended November 30, 2019.

Response: We have made the requested edit.

Comment 10: Are you incorporating by reference the Acquiring Fund financial statements (ie. Voya Funds) after the Reorganization? If so, you will need the Voya auditor's consent.

Response: We have incorporated the Acquiring Fund’s financial statements by reference and included a consent from its auditor.

Comment 11: Confirm supplementally that all considerations adverse to the proposed reorganization are included in the section entitled “Board Considerations”.

Response: We confirm that that all considerations adverse to the proposed reorganization are included in the section entitled “Board Considerations”.

Comment 12: Did the Board consider that the Acquired Fund strategy was to invest in energy companies while the Acquiring Fund is infrastructure? What does common exposure to real assets mean? The Board 's consideration as to this should be spelled out more clearly. Also, did the Board consider any differences in risks between the fund based on concentration of investments? Revise the section entitled “Board Considerations” to disclose and discuss these points.

Response: We confirm that the section entitled “Board Considerations” includes a discussion of the material reasons for proposing the transaction, as required by Item 4(a) of Form N-14. We have revised the disclosure regarding real assets as requested.

Comment 13: Did the Board consider that the historical performance was the performance of the Voya Funds? Explain why this was appropriate to consider.

Response: We have revised the disclosure in response to this comment.

Comment 14: Clarify the Board’s consideration that the Reorganization would be contingent on the approval of the Voya Fund Reorganization by shareholders of the Voya Fund and the occurrence of the Voya Fund Reorganization as this proxy will not be finalized until after the completion of the Voya Fund Reorganization.

Response: We confirm that the Proxy Statement/Prospectus will not be sent to shareholders of the Acquired Fund until the completion of the Voya Fund Reorganization. At the time of the Board’s approval of the Reorganization, the Reorganization was contingent on the approval of the Voya Fund Reorganization by shareholders of the Voya Fund and the occurrence of the Voya Fund Reorganization. Therefore, we respectfully decline to make this revision.

Comment 15: Please clarify that it is actually the Acquired Fund that is paying the reorg costs, not the "Funds" which is defined earlier as the Acquired Fund and the Acquiring Fund (together, the “Funds”). Also, specify the rationale for Acquired Fund bearing the costs of the reorganization.

Response: Prior to the Reorganization, the Acquired Fund anticipates liquidating investments not held by the Acquiring Fund or otherwise considered consistent with the Acquiring Fund’s strategies. Given the lower fees and estimated total annual expense ratio and other potential benefits to Acquired Fund shareholders as a result of the Reorganization, the Acquired Fund would bear the transaction costs associated with this liquidation. However, the Acquiring Fund would likely incur certain transaction costs associated with purchasing investments in connection with Reorganization. It is anticipated that these transaction costs would not be significant. Therefore, we respectfully decline to make this revision.

Comment 16: What did the Board consider regarding the belief that a large percentage of the Acquiring Fund’s portfolio will be sold?

Response: We have revised the disclosure in response to this comment.

Comment 17: In the section entitled “Comparison of Fees and Expenses – Fees and Expenses of the Funds” after the name of each fund in the table indicate “Acquired Fund” or “Acquiring Fund”, as applicable.

Response: We have made the requested edit.

Comment 18: Please move principal risk discussion to after synposis. See item 3(c) of Form N-14.

Response: We have made the requested edit.

Comment 19: In the section entitled “Principal Risks” please explain the impact of the stated differences in risks. Also, differences in risks of principal investments. Also, risk factor should be added regarding the fact that Acquiring Fund has no operational history and was seeded with Voya assets.

Response: We have revised the disclosure to explain the impact of the stated differences in risks. However, we do not believe that a principal risk regarding the lack of operating history is applicable.

As discussed in the Proxy Statement/Prospectus, the Acquiring Fund has adopted the accounting and performance history of the Voya CBRE Global Infrastructure Fund and will continue to be managed on a day-to-day basis by its former subadvisor, CBRE Clarion. The Voya CBRE Global Infrastructure Fund has several years of operating history.

Comment 20: In the section entitled “Terms of the Reorganization Agreement” delete reference to receipt of a tax opinion as this should be a non-waivable condition.

Response: We have made the requested edit.

Comment 21: In the section entitled “Proxy Solicitor” disclose the solicitor expenses.

Response: We have made the requested edit.

Comment 22: In the section entitled “Voting Information” delete the discussion of broker non-votes as there is no routine proposal being voted upon.

Response: We have made the requested edit.

Comment 23: In the section entitled “Vote of Acquired Fund Shares by New York Life Investments”, indicate how such shares will be voted.

Response: We made the requested edit.

Comment 24: In Appendix C, delete all references to funds other than the Acquiring Fund.

Response: We deleted all unnecessary references to other funds in this section.

Comment 25: Move the information contained in Appendix E to the body of the Proxy Statements/Prospectuses.

Response: We made the requested edit.

Comment 26: Include all missing financial information in the Statement of Additional Information.

Response: We made the requested edit.

Comment 27: A form of tax opinion should be included in the pre-effective amendment.

Response: We have included a form of tax opinion as requested.

MainStay Cushing Renaissance Advantage Comments

Comment 1: In the question entitled “Are there differences between the Funds?” indicate that the Acquiring Fund has a fundamental investment restriction to invest, under normal market conditions, more than 25% of the value of its total assets at the time of purchase in the securities of issuers conducting their business activities in the infrastructure group of industries.

Response: We have made the requested edit.

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant and NYLIFE Distributors LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Amendments be accelerated so that each Amendment will become effective on March 13, 2020, or as soon as practicable thereafter.  The Registrant and the Distributor are aware of their obligations under the Act.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary

NYLIFE Distributors LLC

/s/ Brian Wickwire

Brian Wickwire

Chief Operating Officer